ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77I

The following new portfolios were added to JHT.

1.	Alpha Opportunities Trust

2.	Short Term Government Income Trust

3.	Smaller Company Growth Trust

ALPHA OPPORTUNITIES TRUST GOAL: To seek long-term total return.

STRATEGY: The fund employs a “multiple sleeve structure” which means the fund has several components that are managed separately in different styles. The fund seeks to obtain its objective by combining these different components styles into a single fund.

Each “sleeve” has a distinct investment philosophy and analytical process to identify specific securities for purchase or sale based on internal, proprietary research. Each component sleeve tends to be flexible, opportunistic, and total return oriented so that the aggregate portfolio represents a wide range of investment philosophies, companies, industries and market capitalizations. Investment personnel for each component sleeve have complete discretion and responsibility for selection and portfolio construction decisions within their specific sleeve.

The subadviser is responsible for selecting styles or approaches for component sleeves with a focus on combining complementary investments styles, monitoring the risk profile, strategically rebalancing the portfolio, and maintaining a consistent fund profile. In choosing prospective investments, the subadviser analyzes a number of factors, such as business environment, management quality, balance sheet, income statement, anticipated earnings, expected growth rates, revenues, dividends and other related measures of value.

Under normal market conditions, the fund invests at least 65% of its total assets in equity and equity-related securities, including common stocks, preferred stock, depositary receipts (including American Depository Receipts and Global Depository Receipts), index-related securities (including exchange traded funds), real estate investment structures (including real estate investment trusts (“REITs”)), convertible securities, preferred stock, private placements, convertible preferred stock, rights, and warrants, derivatives linked to equity securities or indexes, and other similar equity equivalents. The fund may invest in listed and unlisted domestic and foreign equity and equity-related securities or instruments. These equity and equity-related instruments may include equity securities of, or derivatives linked to, emerging market issuers or indexes.

The fund may invest up to 35% of total assets in securities of foreign issuers and non-dollar securities, including companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

The fund may also invest in fixed-income securities, fixed-income related instruments, and cash and cash equivalents. These fixed income securities may include non-investment grade instruments.

The fund may invest in over-the-counter and exchange traded derivatives, including but not limited to futures, forward contracts, swaps, options, options on futures, swaptions, structured notes, and market access products.

The fund may invest in IPOs. The fund’s investment process may, at times, result in a higher than average portfolio turnover ratio and increased trading expenses.

Use of Hedging and Other Strategic Transactions. The fund is authorized to use all of the various investment strategies referred to under “Hedging and Other Strategic Transactions.” More complete descriptions of options, futures currency and other derivative transactions are set forth in the Statement of Additional Information (the “SAI”).

More complete descriptions of the money market instruments and certain other instruments in which the fund may invest are set forth in the SAI. A more complete description of the debt security ratings used by JHT assigned by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s (“S&P”) is included in Appendix I of the SAI.

Temporary Defensive Investing. During unusual or unsettled market conditions, for purposes of meeting redemption requests or pending investment of its assets, the fund may invest all or a portion of its assets in cash and securities that are highly liquid, including (a) high quality money market instruments such as short-term U.S. government obligations, commercial paper, repurchase agreements or other cash equivalents and (b) securities of other investment companies that are money market funds. To the extent the fund is in a defensive position, its ability to achieve its investment objective will be limited.

SHORT TERM GOVERNMENT INCOME TRUST

GOAL: To seek a high level of current income consistent with preservation of capital. Maintaining a stable share price is a secondary goal.

STRATEGY: The fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets in obligations issued or guaranteed by the U.S. government and its agencies, authorities or instrumentalities (U.S. government securities). Under normal circumstances, the fund's effective duration is no more than 3 years.

U.S. government securities may be supported by:

     - The full faith and credit of the United States government, such as Treasury bills, notes and bonds, and Government National Mortgage Association Certificates.

     - The right of the issuer to borrow from the U.S. Treasury, such as obligations of the Federal Home Loan Mortgage Corporation.

     - The credit of the instrumentality, such as obligations of the Federal National Mortgage Association.

The fund may invest in higher-risk securities, including U.S. dollar-denominated foreign government securities and asset-backed securities. It may also invest up to 10% of assets in foreign governmental high yield securities (junk bonds) rates as low as B and their unrated equivalents.

In managing the portfolio of the fund, MFC Global (U.S.) considers interest rate trends to determine which types of bonds to emphasize at a given time. The fund typically favors mortgage-related securities when it anticipates that interest rates will be relatively stable, and favors U.S. Treasuries at other times. Because high yield bonds often respond to market movements differently from U.S. government bonds, the fund may use them to manage volatility.

The fund may invest in mortgage-related securities and certain other derivatives (investments whose value is based on indexes, securities and currencies).

The fund may invest in other investment companies including exchange traded funds ("ETFs") and engage in short sales.

Under normal circumstances, the fund's effective duration is no more than 3 years which means that the fund may purchase securities with a duration of greater than 3 years as long as the fund's average duration does not exceed 3 years.

     Temporary Defensive Investing. During unusual or unsettled market conditions, for purposes of meeting redemption requests or pending investment of its assets, the fund may invest all or a portion of its assets in cash and securities that are highly liquid, including: (a) high quality money market instruments such as short-term U.S. government obligations, commercial paper, repurchase agreements or other cash equivalents: and (b) money market funds. Investments in foreign securities may be denominated in either U.S. dollars or foreign currency and may include debt of foreign corporations and governments, and debt of supranational organizations. To the extent a fund is in a defensive position, its ability to achieve its investment objective will be limited.

     Use of Hedging and Other Strategic Transactions. The fund is authorized to use all of the various investment strategies referred to under "Hedging, Derivatives and Other Strategic Transactions." in the Statement of Additional Information (the "SAI").

The fund may trade securities actively which could increase transaction costs (thus lowering performance).

     More complete descriptions of the money market instruments and certain other instruments in which the fund may invest are set forth in the SAI. A more complete description of the debt security ratings used by JHT assigned by Moody's, S&P or Fitch is included in Appendix I of the SAI.

SMALLER COMPANY GROWTH TRUST

GOAL: To seek long term capital appreciation.

STRATEGY: Under normal circumstances, the fund invests at least 80% of its assets in small cap equity securities.

     The fund currently defines small cap equity securities as equity securities of companies with market capitalizations not exceeding $5.5 billion at the time of purchase. (The Fund is not required to sell a security that has appreciated or depreciated outside this stated market capital range.) While the fund’s investments will generally consist of U.S.-traded securities, including American Depository Receipts (“ADRs”), the Fund may also invest in foreign securities and have exposure to foreign securities. The Fund may invest in initial public offerings (“IPOs”).

     The fund employs a multi-manager approach with three subadvisers, each of which employs its own investment approach and independently manages its portion of the Fund. The Adviser may change the allocation of Fund assets among the subadvisers at any time.

     The fund may buy or sell derivatives (such as futures, options and swaps) to use as a substitute for a purchase or sale of a position in the underlying asset and/or as part of a strategy design to reduce exposure to other risks, such as market risk. The Fund may invest in exchange-traded funds (“ETFs”).

     The portion of the fund managed by MFC Global (U.S.A.) will generally be invested in (a) common stocks included in the MSCI U.S. Small Cap Growth Index and (b) securities (which may or may not be included in the MSCI U.S. Small Cap Growth Index that MFC Global (U.S.A.) believes as a group will behave in a manner similar to the index. As of December 31, 2007, the market capitalizations of companies include in the MSCI U.S. Small Cap Growth Index range from $27 million to $4.9 billion.

     The fund’s investment process may, at times, result in a higher than average portfolio turnover rate, which increases trading expenses and could lower performance.

     Temporary Defensive Investing. During unusual or unsettled market conditions, for purposes of meeting redemption requests or pending investment of its assets, the Fund may invest all or a portion of its assets in cash and securities that are highly liquid, including: (a) high quality money market instruments such as short-term U.S. government obligations, commercial paper, repurchase agreements or other cash equivalents; and (b) money market funds. To the extent the Fund is in a defensive position, its ability to achieve its investment objective will be limited.